March 20, 2007

John Spitz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:                               Centennial Bank Holdings, Inc.
Item 4.02 Form 8-K filed March 16, 2007
(File No. 000-51556)

Dear Mr. Spitz:

We are in receipt of your letter, dated March 19, 2007 (the “Comment Letter”), and thank you for your comments concerning the above captioned filing of Centennial Bank Holdings, Inc (the “Company”).  We are pleased to respond to the questions and comments in the Comment Letter.

We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of the Company in regular type.  The numbers correspond to the numbers in the Comment Letter.

1.             Please amend your filing to clearly state whether the audit committee, of the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in this filing.  Please refer to Item 4.02(a)(3) of Form 8-K.

The Audit Committee and management of the Company have discussed the restatements with the Company’s registered public accounting firm, KPMG LLP.  The Company filed on March 20, 2007 a Form 8-K/A to amend and restate its original filing on Form 8-K.  A copy of such Form 8-K/A is enclosed herewith.

2.             We note that you intend to file restated financial statements.  Please tell us when you will file them.

The Company is working diligently on the preparation of the restated consolidated statements of cash flows of the Company.  As set forth in the Company’s Notification of Late Filing on Form 12b-25, dated March 16, 2007, it remains the Company’s intention to finish such restatements and file our Annual Report on Form 10-K for the year ended December 31, 2006 by the fifteenth calendar day after such report was due in accordance with Rule 12b-25 under the Securities and Exchange Act of 1934, as amended (the “34 Act”).

*              *              *

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings pursuant to the 34 Act.  The Company also acknowledges that comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for your consideration of our responses.  If you have any questions or require any additional information, please do not hesitate to contact me at (303) 296-9600.

Sincerely,

/s/ Zsolt K. Besskó

Zsolt K. Besskó
Executive Vice President,
General Counsel and Secretary

(Enclosures)